UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2017

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Managing Executive Officer / Group CFO

July 24, 2017

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number:	8411
(First Section of the Tokyo Stock Exchange)

Notice Concerning Additional Contribution to the Stock -Based Compensation Program (BBT) for Directors and Officers

We hereby announce that, based on the resolution at today’s meeting of the Compensation Committee regarding the stock-based compensation program for directors and officers (Board Benefit Trust, or “BBT”) (hereinafter referred to as the “Program,” and the trust established based on a trust agreement executed with Mizuho Trust & Banking Co., Ltd., the “Trust”), it was decided that Mizuho Financial Group, Inc. (“we” or the “Company”) will make an additional cash contribution in order for the trustee to acquire shares of the Company.

For a summary of the Program, please refer to the notice issued on May 15, 2015, titled “Notice Concerning Introduction of New Performance-Based Stock Compensation Program for Company Group Officers.”

1.	Reason for the Additional Contribution

The Company has continued the Program and has decided to make an additional cash contribution to the Trust to provide funds (the “Additional Trust”) to acquire necessary shares in the future.

2.	Summary of the Additional Trust

(1) Type of Trust:	Money held in trust other than in the form of a monetary trust (third party beneficiary trust)

(2) Entrustor:	The Company

(3) Trustee:	Mizuho Trust & Banking Co., Ltd.
(Re-trustee: Trust & Custody Services Bank, Ltd.)

(4) Beneficiaries:	Directors (excluding outside directors), executive officers as defined in the Companies Act, executive officers as defined in our internal regulations and specialist officers of the Company, as well as directors (excluding outside directors), executive officers as defined in our internal regulations and specialist officers of the Company’s subsidiaries, Mizuho Bank Co., Ltd., Mizuho Trust & Banking Co., Ltd. and Mizuho Securities Co., Ltd., who have satisfied the requirements for benefits set forth in our rules of distribution of shares.

(5) Date of Additional Trust:	July 31, 2017 (scheduled)

3.	Details regarding the acquisition of shares of the Company through the Additional Trust

(1) Type of shares to be acquired: Common stock of the Company

(2) Amount of the Additional Trust to acquire the shares: JPY 1,400,000,000 yen (planned)

(3) Maximum number of shares to be acquired: 8,130,000 shares

(4) Method of acquiring shares: From the stock market

(5) Period of acquiring shares: From July 31, 2017 to August 4, 2017 (scheduled)

—End—

Contact:

Mizuho Financial Group, Inc.

Corporate Communications Department

Public Relations Office

Tel. 81-3-5224-2026